Exhibit 99.2

HÖEGH LNG PARTNERS LP

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENT OF INCOME

Nine Months Ended September 30, 2015

(in thousands of U.S. dollars, except per unit amounts)

The following unaudited pro forma consolidated and combined carve-out statement of income shows the pro forma effect of the acquisition of Höegh LNG FSRU III Ltd. as if the transaction had occurred on January 1, 2015 for the nine months ended September 30, 2015. On October 1, 2015, Höegh LNG Partners LP (the "Partnership") closed the acquisition of 100% of the shares in Höegh LNG FSRU III Ltd., a Cayman Islands company, which indirectly owns the Höegh Gallant, from Höegh LNG Holdings Ltd (“Höegh LNG”) for total consideration of $194.2 million. The consideration consisted of the cancellation of a $140 million interest-bearing demand note due from Höegh LNG (the “$140 million demand note”), the issuance of a $47 million unsecured seller's credit note due from the Partnership (the “seller’s credit note”) and the establishment of a liability of $7.2 million for a working capital adjustment. The Höegh Gallant was constructed by Hyundai Heavy Industries Co. Ltd. (“HHI”) and was delivered to Höegh LNG on November 4, 2014. In April 2015, the Höegh Gallant began operating under a charter that expires in 2020 with Hoegh LNG Egypt LLC (“EgyptCo”), a wholly owned subsidiary of Höegh LNG. EgyptCo has a charter with Egyptian Natural Gas Holding Company (“EGAS”) that expires in April 2020. Additionally, Höegh LNG and the Partnership have entered into an option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the EgyptCo charter until July 2025 at a rate equal to 90% of the rate payable pursuant to the current charter with EgyptCo, plus any incremental taxes or operating expenses as a result of the new charter.

The following unaudited pro forma consolidated and combined carve-out statement of income for the nine months ended September 30, 2015 has been derived from the Partnership’s unaudited condensed interim consolidated and combined carve-out statements of income for the nine months ended September 30, 2015 (“Höegh LNG Partners LP Historical”), and the combined carve-out financial statements of Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited (“Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited Historical”) which present, among other things, the effects of the acquisition, of 100% of the shares in Höegh LNG FSRU III Ltd. Höegh LNG FSRU III Ltd. owns 100% of the interest in Hoegh LNG Cyprus Limited, a company incorporated in Cyprus, with a registered free zone branch in Egypt, Hoegh LNG Cyprus Limited Egypt Branch.

The unaudited pro forma consolidated and combined carve-out statement of income should be read in conjunction with (i) the historical unaudited condensed interim consolidated and combined carve-out financial statements and related notes appearing in the Partnership's Report on Form 6-K for the nine months ended September 30, 2015, furnished to the U.S. Securities and Exchange Commission (“SEC”) on December 15, 2015, (ii) the historical combined carve-out financial statements and related notes for Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited appearing elsewhere in the Report on Form 6-K to which this document is an exhibit and (iii) the accompanying notes to the unaudited pro forma consolidated and combined carve-out statement of income. The pro forma information presented herein does not purport to be indicative of the results of operations that would have actually occurred had the acquisition occurred on January 1, 2015.

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HÖEGH LNG PARTNERS LP

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENT OF INCOME

Nine Months Ended September 30, 2015

(in thousands of U.S. dollars, except per unit amounts)

	Höegh LNG Partners LP Historical	Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited Historical	Pro Forma Adjustments	Notes	Pro Forma Consolidated and Combined
REVENUES
Time charter revenues	$34,039	22,227	(1,787)	4 (a)	$54,479
Total revenues	34,039	22,227	(1,787)		54,479
OPERATING EXPENSES
Voyage expenses	—	(565)	—		(565)
Vessel operating expenses	(5,543)	(5,550)	—		(11,093)
Administrative expenses	(6,298)	(3,777)	278	4 (b)	(9,797)
Depreciation and amortization	(23)	(6,432)	(1,434)	4 (c)	(7,889)
Total operating expenses	(11,864)	(16,324)	(1,156)		(29,344)
Equity in earnings (losses) of joint ventures	9,111	—	—		9,111
Operating income (loss)	31,286	5,903	(2,943)		34,246
FINANCIAL INCOME (EXPENSE), NET
Interest income	7,275	420	(6,615)	4 (d)	1,080
Interest expense	(11,253)	(10,283)	1,338	4 (e)	(20,198)
Gain (loss) on derivative financial instruments	467	(104)			363
Other financial items, net	(3,310)	(20)			(3,330)
Total financial income (expense), net	(6,821)	(9,987)	(5,277)		(22,085)
Income (loss) before tax	24,465	(4,084)	(8,220)		12,161
Income tax expense	(261)	—	—		(261)
Net income (loss)	$24,204	(4,084)	(8,220)		$11,900

Earnings per unit
Common units public (basic and diluted)	$0.92			5	$0.45
Common units Höegh LNG (basic and diluted)	$0.92			5	$0.45
Subordinated units Höegh LNG (basic and diluted)	$0.92			5	$0.45

The accompanying notes are an integral part of the unaudited pro forma consolidated and combined carve-out statement of income

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HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENT OF INCOME

Nine Months Ended September 30, 2015

(in thousands of U.S. dollars, except per unit amounts)

Note 1 – Basis of presentation

The unaudited pro forma consolidated and combined carve-out statement of income for the nine months ended September 30, 2015 assumes that the following transactions occurred on January 1, 2015:

•	the acquisition by Höegh LNG Partners Operating LLC, a wholly-owned subsidiary of the Partnership, of the shares in Höegh LNG FSRU III Ltd. for a total consideration of $194.2 million;

•	the cancellation of the $140 million demand note due from Höegh LNG, which bore interest at a rate of 5.88% per annum;

•	the issuance of a $47 million unsecured seller's credit note due from the Partnership. The seller’s credit note is subordinated to the obligations of the Partnership and Hoegh LNG Cyprus Limited under the portion of the facility financing the Höegh Gallant and Höegh Grace that relates to the Höegh Gallant (the “Gallant facility”), bears interest at 8% and matures on January 1, 2020;

•	the establishment of a liability of $7.2 million for a working capital adjustment; and

•	the pre-acquisition restructuring of intercompany receivables and debt.

The pro forma adjustments reflected in the pro forma statement of income are based on currently available information and certain estimates and assumptions; therefore, actual results could differ from the pro forma adjustments. However, management believes that the assumptions used provide a basis for presenting the significant effects of the acquisition and the related transactions, and that the pro forma adjustments give appropriate effect to the assumptions.

The unaudited consolidated and combined carve-out statement of income does not purport to represent the Partnership's results of operation after the acquisition and the related transactions, had such transactions actually been completed on January 1, 2015. In addition, it does not project the Partnership's results of operation for any future date or period.

Note 2 – Summary of significant accounting policies

The unaudited pro forma consolidated and combined carve-out statement of income and accompanying notes have been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The accounting policies followed in preparing the unaudited pro forma consolidated and combined carve-out statement of income are those used by the Partnership as set forth in its financial statements filed with the SEC on Form 20-F and combined carve-out financial statements of the Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited included elsewhere in this report on Form 6-K .

Note 3 – Purchase price allocation

Pursuant to the partnership agreement, the general partner has irrevocably delegated to the Partnership’s board of directors the power to oversee and direct the operations of, manage and determine the strategies and policies of the Partnership. Four of the seven board members were elected by the common unitholders at the Partnership’s first annual meeting of unitholders. As a result, Höegh LNG, as the owner of the general partner, does not have the power to control the Partnership’s board of directors or the Partnership, and the Partnership is not considered to be under the control of Höegh LNG for US GAAP purposes. Therefore, the sale of 100% interests in a business from Höegh LNG to the Partnership is a change of control. As a result, the acquisition of Höegh LNG FSRU III Ltd. was accounted for under the purchase method of accounting in accordance with ASC Topic 805, Business Combinations. Under this method, the purchase price is allocated to assets acquired and liabilities assumed based on their fair values as of the acquisition date. Any excess of the purchase price over the fair values is recognized as goodwill.

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HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENT OF INCOME

Nine Months Ended September 30, 2015

(in thousands of U.S. dollars, except per unit amounts)

The Partnership has performed a valuation analysis of the fair market value of Höegh LNG FSRU III Ltd.'s assets and liabilities. The following table summarizes the allocation of the purchase price as of October 1, 2015, the acquisition date:

(in thousands of U.S. dollars)
Consideration
Cancellation of demand note	$140,000
Seller's credit note	47,000
Working capital adjustment	7,160
		$194,160

Assets acquired
Cash and cash equivalents	7,695
Amounts due from affiliates	4,101
Inventory	1,038
Prepaid expenses and other receivables	199
Vessel	355,700
Intangibles: Above market time charter	11,000
Intangibles: Option for time charter extension	8,000
Other long term assets	86
Total long term assets excluding goodwill		387,819
Liabilities assumed
Trade payables	(311)
Amounts due from owners and affiliates	(773)
Accrued liabilities and other payables	(4,304)
Total long term debt	(184,698)
Derivative instruments	(3,824)
Total liabilities assumed		(193,910)
Total identifiable net assets		193,909
Goodwill		251
Total consideration		$194,160

This purchase price allocation has been used to prepare pro forma adjustments in the unaudited pro forma consolidated and combined carve-out statement of income reflecting the higher fair value of the vessel than the historical cost impacting depreciation (note 4 (c)), the higher fair value of the long term debt impacting interest expense (note 4 (e)) and the addition of the intangible assets impacting revenues (note 4 (a)).

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HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENT OF INCOME

Nine Months Ended September 30, 2015

(in thousands of U.S. dollars, except per unit amounts)

Note 4 – Pro forma adjustments and assumptions

The unaudited pro forma consolidated and combined carve-out statement of income gives pro forma effect to the following adjustments:

(a)	Time charter revenues - reflects the adjustment for the amortization of the fair value of the intangible assets acquired by the Partnership. The Partnership identified intangible assets, including an intangible asset for the above market value of the time charter contract associated with the Höegh Gallant and an intangible asset for the option agreement pursuant to which the Partnership has the right to cause Höegh LNG to charter the Höegh Gallant from the expiration or termination of the existing charter in May 2020 until July 2025.

The contract related intangibles and their useful lives are estimated at 4.6 years for the intangibles related to above market time charter and 5.4 years for the intangibles related to the option for time charter extension. The intangible for the option for time charter extension will be amortized on a straight line basis over the extension period starting in May 2020, subject to impairment testing for recoverability in the preceding periods.

The following table summarizes the changes in the estimated amortization for the contract related intangibles which reduce time charter revenues:

			Nine Months
			Ended
		Estimated	September 30,
	Estimated	Useful Life	2015
(in thousands of U.S. dollars)	Fair Value	in Years	Amortization
Above market time charter	11,000	4.6	$(1,787)
Option for time charter extension	8,000	5.4	—
Pro forma adjustment for amortization expense			$(1,787)

(b)	Administrative expenses - reflects the elimination of the administrative expenses of Höegh LNG Partners LP that have been allocated to the combined carve-out financial statements of Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited. As the administrative expenses are included in the historical statements of income of both the Partnership and Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited, the amounts must be eliminated.

(c)	Depreciation and amortization - reflects the adjustment to depreciation as a result of the increase in the basis of the Höegh Gallant to its estimated fair value of $355.7 million. The estimated useful life of the acquired vessel, excluding allocated portion to dry-docking, is 34.1 years. The following table summarizes the changes in the estimated depreciation expense from the historical depreciation of Höegh LNG FSRU III Ltd. and Hoegh LNG Cyprus Limited:

Nine Months
Ended
September 30,
(in thousands of U.S. dollars)	2015
Estimated depreciation expense	$(7,866)
Historical depreciation expense	(6,432)
Pro forma adjustment to depreciation and amortization	$(1,434)

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HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENT OF INCOME

Nine Months Ended September 30, 2015

(in thousands of U.S. dollars, except per unit amounts)

(d)	Interest income - represents the net decrease to interest income resulting from (i) interest income on the $140 million demand note that was cancelled as consideration for the acquisition of Höegh LNG FSRU III Ltd. and (ii) interest income on an intercompany receivable settled by a non-cash dividend to a subsidiary of Höegh LNG as part of pre-acquisition restructuring of intercompany receivables and debt on September 25, 2015. Had the acquisition occurred on January 1, 2015, the $140 million demand note would have been cancelled and the intercompany receivable settled as of that date. The eliminations are as follows:

Nine Months
Ended
September 30,
(in thousands of U.S. dollars)	2015
Elimination of interest income on $140 million demand note	$(6,266)
Elimination of interest income on intercompany receivable	(349)
Pro forma adjustment to interest income	$(6,615)

(e)	Interest expense - represents the net decrease to interest expense resulting from (i) elimination of interest expense on intercompany debt where the counterparty receivable was contributed to Höegh LNG FSRU III Ltd. as part of the pre-acquisition restructuring of intercompany receivables and debt, (ii) interest expense on the seller's credit note issued to finance part of the acquisition of Höegh LNG FSRU III Ltd., (iii) elimination of the historical amortization of deferred debt issuance costs (not recognized as part of the purchase price allocation) related to the Gallant facility and (iv) amortization of fair value of debt assumed (recognized as part of the purchase price allocation). Had the acquisition occurred on January 1, 2015, the (i) intercompany receivable would have been contributed and the (iii) interest expense on the intercompany debt would have been eliminated in consolidation as of that date. The pro forma adjustments are as follows:

Nine Months
Ended
September 30,
(in thousands of U.S. dollars)	2015
Elimination of interest expenses due to contribution of receivable	$3,435
Interest expense on seller's credit note with an interest rate of 8.0% per annum	(2,802)
Elimination of historical amortization of debt issuance costs (Gallant facility)	426
Amortization of fair value of debt assumed (Gallant facility)	279
Pro forma adjustment to interest expense	$1,338

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HÖEGH LNG PARTNERS LP

NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED CARVE-OUT

STATEMENT OF INCOME

Nine Months Ended September 30, 2015

(in thousands of U.S. dollars, except per unit amounts)

Note 5 – Earnings per unit

There are no changes in weighted average number of units outstanding compared to the weighted average number of units presented in the historical unaudited condensed consolidated and combined carve-out financial statements for the nine months ended September 30, 2015. Basic and diluted weighted averages of units outstanding were as follows:

Nine Months
Ended
September 30,
2015
Basic and diluted weighted average of units outstanding (in thousands):
Common units public	11,040
Common units Höegh LNG	2,116
Subordinated units Höegh LNG	13,156

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